Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: On February 14, 2013, this letter was distributed to certain members of Congress and community leaders.

Dear [salutation name],

Today we have exciting and historic news to share. We are pleased to announce that American Airlines and US Airways have agreed to combine to create the new American Airlines, a premier global carrier.

The combined airline—which will retain the iconic American Airlines brand—will have the scale, breadth, capabilities to compete more effectively and profitably in the global marketplace. The transaction will combine American Airlines’ and US Airways’ complementary flight networks, increasing efficiency and providing more options for customers. The result for consumers is a highly competitive alternative to other global carriers.

The new American Airlines will offer more than 6,700 daily flights to 336 destinations in 56 countries. We expect to maintain current hubs of both American Airlines and US Airways and expand service from those hubs, resulting in more choices for customers. The combined company will be headquartered in Dallas-Fort Worth, and will maintain a significant corporate and operational presence in Phoenix.

Importantly, the unions at both carriers support a merger of American Airlines and US Airways because they know that they will benefit from working for a stronger, more competitive airline that is better positioned to grow and thrive in today’s industry.

This merger offers significant benefits to the stakeholders of both companies:

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Customers will benefit from new flying options, more choices, increased service and an enhanced travel experience. We expect our complementary flight networks to increase efficiency and provide more options for customers. Greater connectivity with oneworld® Alliance partners will give customers more options for travel and benefits both domestically and internationally.

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Employees of the combined airline will benefit from being part of a company with a more competitive and stable financial foundation, which will create greater opportunities over the long term. The merger will also provide the path to improved compensation and benefits for employees. With a framework already in place to govern the terms of employment and integration for union employees, we anticipate a smooth transition.

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Local communities will access all the benefits that come with a larger network. Furthermore, we expect to maintain current hubs of both American Airlines and US Airways as well as expand service from those hubs to offer increased service to existing markets and service to new cities.

We have created a website dedicated to the merger – www. newAmericanarriving.com – where you can find facts about the combined airline, route maps, and other helpful information. We also encourage you to tune in to a conference call hosted by American Airlines and US Airways executives at 8:30 a.m. ET today, which will be available on the merger website as well as www.aa.com and www.usairways.com.

The merger is subject to regulatory review and approval. We look forward to working closely with members of Congress and our executive branch regulators, and stand ready to answer any questions you and your colleagues may have.

We will keep you informed, and welcome your thoughts, as we build the world’s greatest airline.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.